

Steven B. Boehm
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004   September 7, 2012

RE: Oxford Lane Capital Corp. ("Company")
         File Nos.: 333-183228; 811-22432

Dear Mr. Boehm:

      On August 10, 2012, the Company, registered as a closed end management company
under the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form
N-2 under the Securities Act of 1933 ("1933 Act") to register up to $100 million in aggregate
offering price of the Company's common stock, preferred stock, subscription rights to purchase
the Company's common stock, debt securities or units comprised of one or more of the
foregoing, in a shelf offering pursuant to Rule 415 of the 1933 Act.

      Pursuant to Release No. 33-6510, we performed a limited review of the registration
statement. In a letter dated August 10, 2012, you represented that the disclosure is not materially
different from the information presented in the Company's registration statement that was
declared effective on March 28, 2012, other than with respect to updated financial statements and
certain other information. We have reviewed the registration statement referenced above and
have the following comments.

      Prospectus

  1. Disclose the most recently calculated net asset value per share of the Company's
     common shares. As needed, update the last reported sale price of the Company's
     common stock.

  2. Please describe the units with specificity. Please fully explain to the staff how the
     offering price will be allocated to the components of the units. For example, could a unit
     include a common stock priced at NAV (which if alone may sell below NAV) together
     with another security (which if alone may be offered at terms more favorable to the
     Company)? Discuss the trading history and market for units, if any. Do units present any
     unusual or unique risks that potential purchasers should be aware of? Do units have any
     influence or relationship with the asset coverage requirements of the 1940 Act? Will
     units have trading symbols of their own or will shareholders be able to trade the unit

components individually? Are there any voting right issues or conflicts with respect to unit components?

3. Concerning units, the disclosure states, "Each unit may consist of a combination of any two or more of the securities being registered hereby or debt obligations of third parties, including U.S. Treasury securities." Please explain to the staff whether or not a unit containing debt obligations of third parties may create co-registration issues.

4. Disclose the benefit to the Company of issuing units. How does this benefit differ from the Company issuing the individual unit components? Does this benefit to the Company give rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units? Please revise the disclosure accordingly. We may have further comment.

5. Under the heading, "Overview," the disclosure states, "We have initially implemented our investment objective by purchasing in the secondary market portions of equity and junior debt tranches of collateralized loan obligation ("CLO") vehicles." Please disclose whether any of the CLOs in which the Company may invest would be deemed to be an investment company but for the exceptions set forth in section 3(c)(1) or section 3(c)(7) of the 1940 Act. If yes, please disclose that the CLOs may include hedge funds.

6. Please review the Company's derivative disclosure to ensure that it accurately and specifically describes the Company's use of derivatives and their risks. In connection with this disclosure, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010, (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf). Please expand or revise the derivative disclosure accordingly.

7. It appears that the Company intends to issue preferred shares. A caption for "Preferred Stock Dividend Payments" should be a specific line item in the fee table. In addition, when discussing the use of leverage by the Company, please include the issuance of preferred shares in that discussion. For example, on page 21, the disclosure states, "We may borrow money to leverage our portfolio." Please revise this disclosure to state that you may borrow money and/or issue preferred shares to leverage the portfolio.

8. Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Company's future issuances of securities. Please add appropriate risk disclosure and provide an example (i.e., a table that provides dilution amounts for a common stock offering at different prices below NAV).

9. In the summary section under the heading, "Oxford Lane Management," please consider streamlining the disclosure by providing a brief description of management. A more complete description of management may be included in the body of the prospectus.

10. Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment in respect of any units offering by the Company during the shelf registration statement offering period.   We may have further comments.

11. The Company may offer rights off the shelf. Please revise the rights undertaking in Part C of the registration statement to state that the Company will file a post-effective amendment when such rights for common stock are subsequently offered, eliminating the condition that a post-effective will only be filed if the terms of the rights offering differ materially from the terms set forth on the cover page of the prospectus. In addition, please add an undertaking that the Company will file, during any period in which offers or sales are being made, a post-effective amendment if it determines to conduct one or more offerings of the Company's common shares at a price below its net asset value per common share at the date the offering is begun and such offering or offerings will result in greater than a 15% dilution to the Company's net asset value per common share.

12. In your response, please explain to the staff whether the Company may issue auction rate preferred shares and notes in this shelf offering. If so, please prominently include, as applicable and in detail, the auction risk and significant liquidity risks in the form of prospectus and prospectus supplement. In addition, the prospectus should further clarify the liquidity risks of the securities, including whether they will be traded.

13. Please provide us with an example of a form of prospectus supplement for each security that the Company may offer under the universal shelf offering. Except for certain terms which the Company is unable to currently provide, the prospectus supplements should contain all relevant information, including applicable fee tables, prior to effectiveness. We may have further comments upon review of the prospectus supplements.

    Accounting Comments

14. The statement of assets and liabilities includes an asset for "Deferred offering costs" and a liability for "Accrued offering costs." The notes to the financial statements explain that the deferred offering costs are related to an offering proposed by the Company and will be charged to capital upon completion of the offering or charged to expense if the offering is unsuccessful. An explanation is not included for the accrued offering costs. Please explain in your response the nature of the accrued offering costs and include an explanation in the notes to the financial statements in future reports, if appropriate.

15. The Company issued approximately $8.2 million in common stock through a rights offering in the fiscal year ended March 31, 2012. The notes to the financial statements state that the $8.2 million is net of underwriting fees and offering costs. Please explain to the staff how the Company accounted for the offering costs for this offering. In addition, please provide the amount of the offering costs incurred.

16. The financial highlights include a line item, "Less distributions per share based on weighted average share impact." Please explain to the staff the meaning of this line item and how it is calculated.

****

 The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

(1) The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
(2)Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
(3) The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

Laura Hatch
Senior Staff Accountant